[CapTerra Letterhead]
April 16, 2009
Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Capterra Financial Group, Inc., (the Company) Item 4.02 Form 8-K filed April 13, 2009 File Number: 0-50764
Dear Mr. Bonilla;
This is in response to your April 15, 2009 to the Company. The paragraph number corresponds to the paragraph numbers of your letter.
FORM 8-K FILED ON APRIL 13, 2009
1. As requested in your comment letter, the Company clarified its disclosure.
Further, please note that the Company acknowledges the following:
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions, do not hesitate to contact the undersigned at (303) 893-1003.
Very truly yours,
James W. Creamer III
CapTerra Financial Group, Inc